UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Metretek Technologies, Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

59159Q107
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
141 Linden Street, Suite 4
Wellesley, MA 02482-7910
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

December 9, 2004
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(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

(Continued on following pages)

(Page 1 of 6 Pages)

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 2 OF 6 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		2,057,938
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		2,057,938
PERSON WITH	10	SHARED DISPOSITIVE
POWER


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	2,057,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
17.21%
14	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 3 OF 6 PAGES




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B III-A Capital Partners, L.P.
	04-3495504
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		342,994
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		342,994
PERSON WITH	10	SHARED DISPOSITIVE
POWER


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	342,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
3.02%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 4 OF 6 PAGES




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP III-A, LLC
	04-3493598
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		342,994
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		342,994
PERSON WITH	10	SHARED DISPOSITIVE
POWER


11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	342,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
3.02%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 5 OF 6 PAGES

ITEM 1.	SECURITY AND ISSUER:

	This Amendment No. 6 to Schedule 13D (Amendment No. 6) should be read in conjunction with the Schedule 13D dated December 9, 1999 (Schedule 13D), Amendment No. 1 dated January 9, 2000 (Amendment No.
1), Amendment No. 2 dated February 4, 2000 (Amendment No. 2),
Amendment No. 3 dated April 10, 2000 (Amendment No. 3), Amendment
No. 4 dated December 9, 2000 (Amendment No. 4) and Amendment No. 5 dated May 12, 2004 (Amendment No. 5), each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a
Massachusetts limited liability company, and certain affiliates.   This
Amendment No. 6 amends the Schedule 13D, Amendment No. 1,
Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment
No. 5 only with respect to those items below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the
Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, or Amendment No. 5, respectively.

	This filing of statement is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

	This statement relates to shares of the Common Stock, $.01 par value (the Shares) of Metretek Technologies, Inc. (the Company). The principal executive offices of the Company are located at 1675 Broadway, Suite 2150, Denver, Colorado, 80202.

ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

Item 3 is amended by adding the following paragraph.

      Pursuant to the terms of the Certificate of Designation, the 1,500 shares of Series B Preferred Stock held in the aggregate by the Funds were redeemed by the Company on December 9, 2004. As of such date, each share of Series B Preferred Stock was convertible into that number of shares of Common Stock obtained by dividing the conversion value of the shares of Series B Preferred Stock to be converted ($1,000 plus accrued and unpaid dividends of $467.91) by $3.0571, each as of December 9, 2004. As a result of such redemption, the Funds no longer beneficially own, as of the date hereof, 720,246 shares in the aggregate of Common Stock issuable upon such conversion. More specifically, as a result of the redemption of the Series B Preferred Stock, the Fund no longer may be deemed the beneficial owner of 120,041 shares of Common Stock; DDJ Canadian no longer may be deemed the beneficial owner of 360,123 shares of Common Stock; and the Account no longer may be deemed the beneficial owner of 240,082 shares of Common Stock, each as previously reported. Such shares are accordingly not included in the amounts shown in this filing.

      Furthermore, certain warrants (the Warrants) held by the Funds that may have been exercised to acquire an aggregate of 300,000 shares of Common Stock expired unexercised in accordance with their terms on December 9, 2004. The initial exercise price for the Warrants was $6.7425 per share. More specifically, Warrants to acquire 50,000 shares of Common Stock held by the Fund expired unexercised; Warrants to acquire 150,000 shares of Common Stock held by DDJ Canadian expired unexercised; and Warrants to acquire 100,000 shares of Common Stock held by the Account expired unexercised. As the Warrants, prior to their expiration, could have been exercised by the Funds at any time, the Funds in the aggregate were deemed to beneficially own the 300,000 shares of Common Stock issuable upon the exercise of the Warrants. Such shares of Common Stock are accordingly not included in the amounts shown in this filing.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

	Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.

	(a)	As of the date hereof, B III-A Capital Partners, L.P. owns, and
GP III-A, LLC and DDJ beneficially own, as general partner and investment manager, respectively of B III-A Capital Partners, L.P., 342,994 Shares or approximately 3.02% of the Company. DDJ, as investment manager to the Account, may be deemed to beneficially own 685,976 Shares, or approximately 5.98% of the outstanding Shares of the Company. DDJ, as investment advisor to DDJ Canadian, may be deemed to beneficially own
1,028,968 Shares, or approximately 8.87% of the outstanding Shares of the Company. Accordingly, in the aggregate, DDJ may be deemed to be the beneficial owner of 1,628,969 Shares, or approximately 17.21% of the outstanding Shares of the Company.

SCHEDULE 13D
CUSIP NO. 59159Q107	PAGE 6 OF 6 PAGES


Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:	/s/ Wendy Schnipper Clayton
	-----------------------------------------
	Wendy Schnipper Clayton
	Attorney-in-Fact*


* Limited Power of Attorney filed with the SEC on July 29, 1998 with Frontier Airlines Schedule 13D Frontier Airlines Inc.